EXHIBIT 12.1

HERCULES OFFSHORE, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio)

	Nine Months Ended September 30, 2006		Twelve Months Ended December 31, 2005		Period from Inception (July 27, 2004) to December 31, 2004
Computation of Earnings:
Pretax income from continuing operations	$131,834		$42,825		$8,065
Fixed charges (see below)	6,936		10,064		2,081

Total earnings	138,770		52,889		10,146
Computation of Fixed Charges:
Estimated interest portion of rent	112		71		11
Interest expense, including amortization of debt expense	6,824		9,993		2,070

Total fixed charges	$6,936		$10,064		$2,081
Ratio of Earnings to Fixed Charges	20.0	x	5.3	x	4.9	x